 SDR/A 0001658496 XXXXXXXX false false false Takako Okada 678-589-1828 takako.okada@theice.com LIVE ICE Trade Vault, LLC 5660 NEW NORTHSIDE DRIVE NW ATLANTA GA 30328 APPLICATION WITHDRAWAL LETTER false false false 5660 NEW NORTHSIDE DRIVE NW ATLANTA GA 30328 false Atlanta 5660 New Northside Drive NW, Third Floor Atlanta GA 30328 false false false false false true ICE Trade Vault will accept data in respect of all security-based swap trades in the credit derivatives asset class. false ICE Trade Vault collects and maintains data and information related to swap transactions and makes such data and information directly and electronically available to regulators in accordance with the Securities Exchange Act and SEC Regulations applicable to Security-Based Swap Data Repositories. false Other Form of Organization Limited Liability Company false 03-28-2011 DE false false Kara Dutta, General Counsel, ICE Trade Vault, LLC ICE Trade Vault, LLC false 5660 New Northside Drive NW, Third Floor Atlanta GA 30328 false 770-916-7812 false 03-23-2018 ICE Trade Vault, LLC Trabue Bland President false